UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)* Unusual Machines, Inc.
(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) U9154A 208
(CUSIP Number)
September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. U9154A 208

1	NAME OF REPORTING PERSON The Eleven Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 49,479 (1)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 49,479 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,479 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

(1)	The Eleven Fund LLC (“Eleven Fund”) is the beneficial owner of 49,479 shares of the Issuer’s Common Stock, par value $0.01 per share (“Common Stock”). Eleven Managers LLC (“Eleven Managers”) is the Manager of Eleven Fund and may be deemed to share beneficial ownership over the Common Stock directly owned by Eleven Fund. Hartley Wasko is the Managing Member of Eleven Managers and may be deemed to share beneficial ownership over the Common Stock directly owned by Eleven Fund.
(2)	Based on 6,456,983, equal to 6,184,983 shares of Common Stock outstanding as of August 14, 2024 as reported in the Issuer’s 10-Q filed on August 14, 2024, plus the 272,000 shares of Common Stock issuable upon exercise of the 272 shares of Series A Preferred Stock (as defined in footnote 3).

1	NAME OF REPORTING PERSON Eleven Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 272,000 (3)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 272,000 (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 272,000 (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%(4)
12	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

(3)	Eleven Ventures LLC (“Eleven Ventures”) is the beneficial owner of 272,000 shares of the Issuer’s Common Stock issuable upon the conversion of 272 shares of Issuer’s Series A Convertible Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”). Eleven Managers LLC (“Eleven Managers”) is the Manager of Eleven Ventures and may be deemed to share beneficial ownership over the Common Stock issuable upon the conversion of the Series A Preferred Stock directly owned by Eleven Ventures. Hartley Wasko is the Managing Member of Eleven Managers and may be deemed to share beneficial ownership over the Common Stock issuable upon the conversion of the Series A Preferred Stock directly owned by Eleven Ventures.
(4)	Based on 6,456,983, equal to 6,184,983 shares of Common Stock outstanding as of August 14, 2024 as reported in the Issuer’s 10-Q filed on August 14, 2024, plus the 272,000 shares of Common Stock issuable upon conversion of the 272 shares of Series A Preferred Stock.

1	NAME OF REPORTING PERSON Eleven Managers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 321,479 (5)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 321,479 (5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,479 (5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(6)
12	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

(5)	Eleven Managers LLC (“Eleven Managers”) is the Manager of Eleven Fund and Eleven Ventures and may be deemed to share beneficial ownership over the Common Stock directly owned by Eleven Fund and the Common Stock issuable upon the conversion of the Series A Preferred Stock directly owned by Eleven Ventures. Hartley Wasko is the Managing Member of Eleven Managers and may be deemed to share beneficial ownership over the Common Stock directly owned by Eleven Fund and the Common Stock issuable upon the conversion of the Series A Preferred Stock directly owned by Eleven Ventures.
(6)	Based on 6,456,983, equal to 6,184,983 shares of Common Stock outstanding as of August 14, 2024 as reported in the Issuer’s 10-Q filed on August 14, 2024, plus the 272,000 shares of Common Stock issuable upon conversion of the 272 shares of Series A Preferred Stock.

1	NAME OF REPORTING PERSON Hartley Wasko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 321,479 (7)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 321,479 (7)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,479 (7)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(8)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(7)	Hartley Wasko is the Managing Member of Eleven Managers and may be deemed to share beneficial ownership over the Common Stock directly owned by Eleven Fund and the Common Stock issuable upon the conversion of the Series A Preferred Stock directly owned by Eleven Ventures.
(8)	Based on 6,456,983, equal to 6,184,983 shares of Common Stock outstanding as of August 14, 2024 as reported in the Issuer’s 10-Q filed on August 14, 2024, plus the 272,000 shares of Common Stock issuable upon conversion of the 272 shares of Series A Preferred Stock.

Item 1.

(a)	Name of Issuer.

Unusual Machines, Inc.

(b)	Address of Issuer’s Principal Executive Offices.

4677 L B McLeod Rd., Suite J

Orlando, FL 32811.

Item 2.

(a) Name of Person Filing.

(i)	The Eleven Fund LLC (“Eleven Fund”)

(ii)	Eleven Ventures LLC (“Eleven Ventures”)

(iii)	Eleven Managers LLC (“Eleven Managers”)

(iv)	Hartley Wasko

(b) Address of Principal Business Office or, if none, Residence.

(i)	463 Adams St., Denver

CO 80206

(c) Citizenship.

(i)	Eleven Fund – Delaware

(ii)	Eleven Ventures – Delaware

(iii)	Eleven Mangers – Delaware

(iv)	Hartley Wasko – United States of America

(d) Title of Class of Securities.

Common Stock, par value $0.01 per share

(e) CUSIP Number.

U9154A 208

Item 3.

Not applicable.

Item 4.	Ownership.

(a) and (b)

Eleven Fund: As of the close of business on September 30, 2024, Eleven Fund may have been deemed to have beneficial ownership of 49,479 shares of Common Stock, and all such shares of Common Stock representing beneficial ownership of 0.7% of the Common Stock, based on (i) 6,184,983 shares of Common Stock outstanding as of August 14, 2024 as reported in the Issuer’s 10-Q filed on August 14, 2024, plus (2) the 272,000 shares of Common Stock issuable upon conversion of the 272 shares of Series A Preferred Stock.

Eleven Ventures: As of the close of business on September 30, 2024, Eleven Ventures may have been deemed to have beneficial ownership of 272,000 shares of Common Stock, which consisted of (i) 272,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock, and all such shares of Common Stock representing beneficial ownership of 4.2% of the Common Stock, based on (i) 6,184,983 shares of Common Stock outstanding as of August 14, 2024 as reported in the Issuer’s 10-Q filed on August 14, 2024, plus (2) the 272,000 shares of Common Stock issuable upon conversion of the 272 shares of Series A Preferred Stock. The foregoing excludes (i) 2,046,000 shares of Common Stock issuable upon conversion of 2,046 shares of Series A Preferred Stock held by Eleven Ventures because such Series A Preferred Stock contains a blocker provision under which the holder thereof does not have the right to convert such Series A Preferred Stock to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, of more than 4.99% of the Common Stock and (ii) 315,000 shares of Common Stock issuable upon conversion of 105 shares of Issuer’s Series C Convertible Preferred Stock, par value $0.01 per share (“Series C Preferred Stock”) held by Eleven Ventures because such Series C Preferred Stock contains a blocker provision under which the holder thereof does not have the right to convert such Series C Preferred Stock to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, Eleven Ventures may have been deemed to have beneficial ownership of 2,633,000 shares of Common Stock.

Eleven Manager: As of the close of business on September 30, 2024, Eleven Manager may have been deemed to have beneficial ownership of 321,479 shares of Common Stock, which consisted of (i) 49,479 shares of Common Stock held by Eleven Fund and (ii) 272,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Eleven Ventures, and all such shares of Common Stock representing beneficial ownership of 4.99% of the Common Stock, based on (i) 6,184,983 shares of Common Stock outstanding as of August 14, 2024 as reported in the Issuer’s 10-Q filed on August 14, 2024, plus (2) the 272,000 shares of Common Stock issuable upon conversion of the 272 shares of Series A Preferred Stock. The foregoing excludes (i) 2,046,000 shares of Common Stock issuable upon conversion of 2,046 shares of Series A Preferred Stock held by Eleven Ventures because such Series A Preferred Stock contains a blocker provision under which the holder thereof does not have the right to convert such Series A Preferred Stock to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, of more than 4.99% of the Common Stock and (ii) 315,000 shares of Common Stock issuable upon conversion of 105 shares of Issuer’s Series C Convertible Preferred Stock held by Eleven Ventures because such Series C Preferred Stock contains a blocker provision under which the holder thereof does not have the right to convert such Series C Preferred Stock to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, Eleven Manager may have been deemed to have beneficial ownership of 2,682,479 shares of Common Stock.

Hartley Wasko: As of the close of business on September 30, 2024, Hartley Wasko may have been deemed to have beneficial ownership of 321,479 shares of Common Stock, which consisted of (i) 49,479 shares of Common Stock held by Eleven Fund and (ii) 272,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Eleven Ventures, and all such shares of Common Stock representing beneficial ownership of 4.99% of the Common Stock, based on (i) 6,184,983 shares of Common Stock outstanding as of August 14, 2024 as reported in the Issuer’s 10-Q filed on August 14, 2024, plus (2) the 272,000 shares of Common Stock issuable upon conversion of the 272 shares of Series A Preferred Stock. The foregoing excludes (i) 2,046,000 shares of Common Stock issuable upon conversion of 2,046 shares of Series A Preferred Stock held by Eleven Ventures because such Series A Preferred Stock contains a blocker provision under which the holder thereof does not have the right to convert such Series A Preferred Stock to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, of more than 4.99% of the Common Stock and (ii) 315,000 shares of Common Stock issuable upon conversion of 105 shares of Issuer’s Series C Convertible Preferred Stock held by Eleven Ventures because such Series C Preferred Stock contains a blocker provision under which the holder thereof does not have the right to convert such Series C Preferred Stock to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, Hartley Wasko may have been deemed to have beneficial ownership of 2,682,479 shares of Common Stock.

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Eleven Fund: 0

Eleven Ventures: 0

Eleven Manager: 0

Hartley Wasko: 0

(ii)	shared power to vote or to direct the vote:

Eleven Fund: 49,479

Eleven Ventures: 272,000

Eleven Manager: 321,479

Hartley Wasko: 321,479

(iii)	sole power to dispose or to direct the disposition of:

Eleven Fund: 0

Eleven Ventures: 0

Eleven Manager: 0

Hartley Wasko: 0

(iv)	shared power to dispose or to direct the disposition of:

Eleven Fund: 49,479

Eleven Ventures: 272,000

Eleven Manager: 321,479

Hartley Wasko: 321,479

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Material to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement.

Item 11.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2024

THE ELEVEN FUND LLC By: Eleven Managers LLC, its Manager

By:	/s/ Hartley Wasko
Name: Hartley Wasko Title: Managing Member

ELEVEN VENTURES LLC By: Eleven Managers LLC, its Manager

By:	/s/ Hartley Wasko
Name: Hartley Wasko Title: Managing Member

ELEVEN MANAGERS LLC

By:	/s/ Hartley Wasko
Name: Hartley Wasko Title: Managing Member

/s/ Hartley Wasko
Name: Hartley Wasko